Exhibit 3.30

Series Gallery Drop 032, a Series of Otis Gallery LLC

Name of Series	Series Gallery Drop 032, a Series of Otis Gallery LLC (“Series Gallery Drop 032”).
Effective Date of Establishment	August 2, 2020.
Managing Member
Otis Wealth, Inc. was appointed as the Managing Member of the Series Gallery Drop 032 with effect from the date of the Operating Agreement and shall continue to act as the Managing Member of Series Gallery Drop 032 until dissolution of Series Gallery Drop 032 pursuant to Section 11.01(b) or its removal and replacement pursuant to Section 4.03 or ARTICLE X.

Initial Member	Otis Wealth, Inc.
Series Gallery Drop 032 Asset
The Series Gallery Drop 032 Asset shall be a 9.6 Wata-graded Super Mario Bros 3 NES game acquired by Series Gallery Drop 032 as at the date of this Series Designation and any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series Gallery Drop 032 from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	Otis Wealth, Inc.
Asset Management Fee	The Asset Manager has waived any Sourcing Fee as compensation for sourcing the Series Gallery Drop 032 Asset.
Issuance	Subject to Section 6.03(a), the maximum number of Series Gallery Drop 032 Interests the Company can issue is 5,000.
Number of Series Gallery Drop 032 Interests held by the Managing Member
On the date hereof, Series Gallery Drop 032 hereby grants to the Managing Member a single Series Gallery Drop 032 Interest, which Interest shall be considered issued and outstanding as of the date hereof but may not be recorded in the books of the Company until the closing of the Initial Offering of Series Gallery Drop 032 Interests in connection with the subscription for and purchase by the Managing Member of at least 2.00% of the Series Gallery Drop 032 Interests being issued pursuant to such Initial Offering (the “Purchase”). Consideration for such initial issuance shall be paid in connection with, and at the time of, the Purchase.

Broker	North Capital Private Securities Corporation.
Brokerage Fee
1% of the purchase price of the Series Gallery Drop 032 Interests sold in the Initial Offering of the Series Gallery Drop 032 Interests (excluding the Series Gallery Drop 032 Interests acquired by the Managing Member).

Other Rights
Holders of Series Gallery Drop 032 Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series Gallery Drop 032 Interests.

Officers
There shall initially be no specific officers associated with Series Gallery Drop 032, although the Managing Member may appoint officers of Series Gallery Drop 032 from time to time, in its sole discretion.

Minimum Interests	One (1) Interest per Member.